UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPIRIT AIRLINES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number)

Anthony J. Richmond Robert W. Phillips Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Indigo Miramar LLC (I.R.S. Identification No. 20-8834405)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Indigo Florida L.P. (I.R.S. Identification No. 98-0531276)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 14,222,091
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,222,091
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,222,091
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%†
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Long Bar Miramar LLC (I.R.S. Identification No. 90-0339695)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,015,863
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,015,863
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,015,863
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%†
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Franke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 15,237,954**
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 15,237,954**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,237,954**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.0%†
14.	Type of Reporting Person (See Instructions) IN

**	Solely in Mr. Franke’s capacity as the manager of the entity that ultimately controls the general partner of Indigo Florida L.P. and manager of an LLC that is the manager of Long Bar Miramar LLC. Mr. Franke disclaims beneficial ownership of the Shares owned by the Indigo Florida L.P. and Long Bar Miramar LLC except to the extent of any pecuniary interest therein, and disclaims membership in a “group” with Indigo Florida L.P. and Long Bar Miramar LLC.
†	This percentage assumes that all outstanding Shares of the Issuer are shares of voting common stock. If shares of non-voting common stock of the Issuer are issued in exchange for presently outstanding Shares as may be required by the Stock Distribution Agreement (defined below in Item 3 below), this percentage would be slightly higher.

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on June 13, 2011 (the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) with respect to the Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) and (c) in their entirety and replacing them with the following.

(a) This statement is filed by (i) Indigo Miramar LLC, a Delaware limited liability company (“Indigo Miramar”), (ii) Indigo Florida L.P., a Cayman Islands exempt limited partnership (“Indigo Florida”), (iii) Long Bar Miramar LLC, a Delaware limited liability company (“Long Bar Miramar”), and (iv) William A. Franke (“Mr. Franke,” and together with Indigo Miramar, Long Bar Miramar and Indigo Florida, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

(c) Mr. Franke is the Managing Partner of Indigo Partners LLC, a private equity fund focused on investments in the air transportation industry with a principal business address of 2525 E. Camelback Road, Suite 800, Phoenix, Arizona 85016. None of Indigo Miramar, Indigo Florida, Long Bar Miramar and the Related Persons has significant independent business operations and each of them is an investment entity affiliated with and managed by Indigo Partners LLC.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph with respect to Indigo Miramar and Long Bar Miramar.

On December 7, 2011, the Issuer, Indigo Miramar, Nilchii, LLC (“Nilchii”), Mesa Air Group, Inc., Anchorage Illiquid Opportunities Offshore Master, L.P. (“Anchorage Master”), Anchorage Illiquid Opportunities Offshore Master II, L.P. (“Anchorage Master II, and together with Anchorage Master, “Anchorage”) and PAR Investment Partners, L.P. (“PAR”), entered into a stock distribution agreement attached hereto as Exhibit 7 and incorporated by reference herein (the “Stock Distribution Agreement”). The Stock Distribution Agreement relates to the in-kind distribution of 7,618,976 Shares of the Issuer in proportion to the ownership interest in Indigo Miramar held by Nilchii, the subsequent distribution of Shares of the Issuer to Anchorage and PAR, and certain regulatory provisions. In connection with the distribution by Indigo Miramar, Long Bar Miramar will be entitled to receive from Indigo Miramar 1,015,863 Shares of the Issuer in accordance with its proportionate ownership interest in Indigo Miramar. As a result of the changes in the form of beneficial ownership, Indigo Miramar will no longer be a beneficial owner of Shares of the Issuer. The ownership amounts included in this Schedule 13D give effect to the stock distributions contemplated by the Stock Distribution Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by deleting the third paragraph of Item 4 of the Original Schedule 13D and replacing all references to “Indigo Miramar” with references to “Long Bar Miramar.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restates Item 5 in its entirety as follows.

(a), (b) To the knowledge of the Reporting Persons, as of October 27, 2011, there are 72,530,256 Shares issued and outstanding. Indigo Florida and Long Bar Miramar, comprising a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934 and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the NASDAQ Stock Market LLC, beneficially own in the aggregate 15,237,954 Shares, comprised of 14,222,091 Shares beneficially owned by Indigo Florida and 1,015,863 Shares beneficially owned by Long Bar Miramar. Indigo Florida beneficially owns 19.6%† and Long Bar Miramar beneficially owns 1.4%†, of the total outstanding Shares. Indigo Pacific Partners LLC is the sole member of Indigo Pacific Capital LLC, which is the general partner of Indigo Pacific Management LP, which is the general partner of Indigo Florida. Indigo Management LLC is the manager of Long Bar Miramar. Mr. Franke, a member of the Issuer’s board of directors, is a managing member of Indigo Pacific Partners LLC and a manager of Indigo Management LLC and shares voting and dispositive power over the shares held by Indigo Florida and Long Bar Miramar. Mr. Franke disclaims beneficial ownership of the Shares owned by Indigo Florida and Long Bar Miramar except to the extent of any pecuniary interest therein, and disclaims membership in a “group” with Indigo Florida and Long Bar Miramar. Nothing herein shall constitute an admission that any of the executive officers and directors of the Reporting Persons beneficially owns any Shares, and the executive officers and directors of the Reporting Persons disclaim beneficial ownership of any Shares except to the extent of any pecuniary interest therein.

In addition, certain of the Oaktree Funds, which also comprise a “group” with Indigo Florida and Long Bar Miramar as a result of the Stockholders Agreement described in Item 6 of the Original Schedule 13D below, own in the aggregate 29,146,331 Shares. The Oaktree Funds beneficially own in the aggregate approximately 40.2% † of the total outstanding Shares.

The holder of each Share is entitled to one vote with respect to such Share on all matters submitted to a vote of the Issuer’s stockholders, including the election of directors.

(c) Other than the transactions described in Item 3, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the executive officers and directors of the Reporting Persons, has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) Each of Indigo Florida and Long Bar Miramar is an investment entity ultimately controlled by an entity under the control of Mr. Franke, but in respect of which certain other investors hold passive investment interests. No other person is known to have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons and identified herein with respect to more than 5% of the Shares of the Issuer, except, with respect to Indigo Florida, limited partnership interests in Indigo Pacific Partners, L.P. owned by Havelock Fund Investments Pte. Ltd.

(e) Not applicable.

†

This percentage assumes that all outstanding Shares of the Issuer are shares of voting common stock. If shares of non-voting common stock of the Issuer are issued in exchange for presently outstanding Shares as may be required by the Stock Distribution Agreement, this percentage would be slightly higher.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by deleting the section entitled “Lock-Up Agreement” in its entirety and adding the following paragraphs.

Registration Statement

On December 6, 2011, the Issuer filed a Registration Statement on Form S-1 under the Securities Act of 1933, as amended. Indigo Florida and Long Bar Miramar may elect to sell Shares of the Issuer under such Registration Statement pursuant to rights granted in the Investor Rights Agreement and, in the event of any such sale, would enter into an underwriting arrangement on customary terms.

Stock Distribution Agreement

See Item 3 above for discussion of the Stock Distribution Agreement. The Stock Distribution Agreement provides for, among other things, the pro rata in-kind distribution of the Shares of the Issuer held by Indigo Miramar of its members and their distributees.

Except as described above, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Related Persons, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by deleting Exhibits 1 and 6 in their entirety and adding the following Exhibits.

Exhibit 1:	Joint Filing Agreement, dated December 7, 2011, by and among Indigo Miramar LLC, Long Bar Miramar LLC, Indigo Management LLC, Indigo Florida, L.P., Indigo Pacific Management LP, Indigo Pacific Capital LLC and Indigo Pacific Partners LLC.

Exhibit 7:	Stock Distribution Agreement, dated December 7, 2011, by and among Issuer, Indigo Miramar, Nilchii, LLC, Mesa Air Group, Inc., Anchorage Illiquid Opportunities Offshore Master, L.P., Anchorage Illiquid Opportunities Offshore Master II, L.P. and PAR Investment Partners, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 7, 2011	Indigo Miramar LLC

	By:	Indigo Management LLC, its manager

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Manager

Date: December 7, 2011	Indigo Florida, L.P.

	By:	Indigo Pacific Management LP, its general partner

	By:	Indigo Pacific Capital LLC, its general partner

	By:	Indigo Pacific Partners LLC, its sole member

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Managing Member

Date: December 7, 2011	Long Bar Miramar LLC

	By:	Indigo Management LLC, its manager

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Manager

Date: December 7, 2011	William A. Franke

/s/ William A. Franke